pSivida Limited
400 Pleasant Street
Watertown MA 02472
September 29, 2006
VIA EDGAR
Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	pSivida Limited Amendment No. 4 to Registration Statement on Form F-3, Originally Filed March 28, 2006 (File No. 333-132776)
Dear Ms. Fisher:
     On behalf of pSivida Limited (the “Company”), I am respectfully submitting this Amendment No. 4 to Registration Statement on Form F-3 (Registration No. 333-132776) registering the resale of 7,315,000 ordinary shares represented by 731,500 American Depositary Shares. This amendment is being filed to address an issue raised by the Staff related to certain language that was inadvertently included in the Consent filed as Exhibit 23.2.
     Please note that the Company has concurrently herewith filed via EDGAR Amendment No. 4 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132777).
     Please be advised that the Company is requesting effectiveness of the following registration statements in its correspondence to the SEC filed with Amendment No. 4 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132777):
•	Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132776);

•	Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132777); and

•	Registration Statement on Form F-3, Originally Filed June 28, 2006 (File No. 333-135428).
     Please call Peter Stewart at (212) 696-8880 or Lawrence Goodman at (212) 696-6099 if you have any questions about this filing.
Very truly yours,
/s/Lori Freedman

cc:	Mr. Aaron Finlay (pSivida Limited)
Mr. Michael J. Soja (pSivida Limited)
Mr. Peter Rupp (Deloitte Touche Tohmatsu)
Lawrence Goodman, Esq.
Peter Stewart, Esq.